UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-41798

SIMPPLE LTD.

(Registrant’s Name)

71 Ayer Rajah Crescent

#03-07

Singapore 139951

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Amendment and Restatement of Share Incentive Plan

SIMPPLE LTD., a company incorporated under the laws of the Cayman Islands (the “Company”), has amended its previously adopted insider trading policy on June 12, 2026 (the “Insider Trading Policy”). The amended Insider Trading Policy was approved by the board of directors of the Company.

Under the amended Insider Trading Policy, the Window Group’s trading is permitted from the start of the third business day following the public release of the Company’s interim or annual financial results until the fifteenth calendar day prior to the end of the applicable reporting period or such other date as determined by the Chief Financial Officer and General Counsel;

● In other words,

● i) If the Company publicly releases its interim financial results on 15 August 2026, trading by Window Group members would be permitted starting from 19 August 2026, being the third business day following the release. Trading would remain permitted until 15 December 2026, which is the day before the fifteenth calendar day prior to the end of the applicable reporting period ending 31 December 2026. Accordingly, the trading blackout period would recommence on 16 December 2026.

● ii) If the Company publicly releases its annual financial results on 28 February 2027, trading by Window Group members would be permitted starting from 3 March 2027, being the third business day following the release. Trading would remain permitted until 14 June 2027, which is the day before the fifteenth calendar day prior to the end of the applicable reporting period ending 30 June 2027. Accordingly, the trading blackout period would recommence on 15 June 2027.

No other substantive amendment to the Insider Trading Policy was made.

The foregoing description of the Insider Trading Policy is qualified in its entirety by reference to the full text of the Insider Trading Policy, which is attached as Exhibit 99.1 to this Form 6-K and are incorporated herein by reference.

Financial Statements and Exhibits.

(d) Exhibits.

Exhibit
Number	Description

10.1	Insider Trading Policy
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIMPPLE LTD.

Date: August 5, 2026	By:	/s/ Kelvin Lee
	Name:	Kelvin Lee
	Title:	Executive Chairman and Director

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